Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Incorporation State/Country
Glimpse Learning, LLC	Nevada
Brightline Interactive, LLC	Nevada
Foretell Studios, LLC (dba Foretell Reality)	Nevada
Glimpse Group Yazilim ve ARGE Ticaret Anonim Sirketi (Glimpse Turkey)	Turkey
QReal, LLC	Nevada
Sector 5 Digital, LLC	Nevada
XR Terra, LLC	Nevada